UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-40543

Pop Culture Group Co., Ltd

Room 1207-08, No. 2488 Huandao East Road

Huli District, Xiamen City, Fujian Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Results of the Annual General Meeting of Pop Culture Group Co., Ltd

An annual general meeting of shareholders (the “Meeting”) of Pop Culture Group Co., Ltd (the “Company”) was held on February 10, 2025, at 9:30 a.m., Eastern Time at Room 1207-08, No. 2488 Huandao East Road, Huli District, Xiamen City, Fujian Province, the People’s Republic of China.

Capitalized terms not otherwise defined herein shall have the meanings given to them in the Company’s current amended and restated articles of association, and the Notice and Proxy Statement of the Meeting dated January 13, 2025.

At the close of business on January 6, 2025, the Record Date for the determination of shareholders entitled to vote at the Meeting, there were 14,362,733 Class A Ordinary Shares outstanding, each share being entitled to one vote, and 576,308 Class B Ordinary Shares outstanding, each share being entitled to 100 votes. Holders of 6,515,246 ordinary shares of the Company as of the Record Date were present in person or by proxy at the Meeting and constituted a quorum.

At the Meeting, the shareholders of the Company voted for the eight proposals considered by passing the following resolutions pursuant to the accompanying voting results.

Proposal No. 1 – Share Capital Increase

Resolution Passed

1.	It is resolved as an Ordinary Resolution that the authorized share capital of the Company be increased from US$760,000 divided into 64,400,000 Class A Ordinary Shares of par value US$0.01 each, 10,600,000 Class B Ordinary Shares of par value US$0.01 each and 1,000,000 Class C Ordinary Shares of par value US$0.01 each, to US$2,960,000 divided into 264,400,000 Class A Ordinary Shares of par value US$0.01 each, 30,600,000 Class B Ordinary Shares of par value US$0.01 each and 1,000,000 Class C Ordinary Shares of par value US$0.01 each (the “Share Capital Increase”).

Voting Results

Resolution	For	Against	Abstain
Proposal No. 1	63,552,541	15,755	1,442

Proposal No. 2 – Adoption of the Amended Memorandum

Resolution Passed

2.	It is resolved as a Special Resolution that subject to and immediately following the Share Capital Increase being effected, the Company adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s current amended and restated memorandum of association to reflect the Share Capital Increase.

Voting Results

Resolution	For	Against	Abstain
Proposal No. 2	63,552,321	15,312	2,105

Proposal No. 3 – Re-election of Director

Resolution Passed

3.	It is resolved as an Ordinary Resolution that Zhuoqin Huang be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

Voting Results

Resolution	For	Against	Abstain
Proposal No. 3	63,559,154	6,715	3,869

Proposal No. 4 – Re-election of Director

Resolution Passed

4.	It is resolved as an Ordinary Resolution that Wenjuan Qiu be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

Voting Results

Resolution	For	Against	Abstain
Proposal No. 4	63,559,397	6,587	3,754

Proposal No. 5 – Re-election of Director

Resolution Passed

5.	It is resolved as an Ordinary Resolution that Azhen Lin be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

Voting Results

Resolution	For	Against	Abstain
Proposal No. 5	63,558,896	6,472	4,370

Proposal No. 6 – Re-election of Director

Resolution Passed

6.	It is resolved as an Ordinary Resolution that Haiquan Hu be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

Voting Results

Resolution	For	Against	Abstain
Proposal No. 6	63,558,821	6,662	4,255

Proposal No. 7 – Re-election of Director

Resolution Passed

7.	It is resolved as an Ordinary Resolution that Zhidi Lin be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

Voting Results

Resolution	For	Against	Abstain
Proposal No. 7	63,558,896	6,587	4,255

Proposal No. 8 – Re-appointment of Independent Registered Public Accounting Firm

Resolution Passed

8.	It is resolved as an Ordinary Resolution that the re-appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending 30 June 2025 be confirmed, ratified and approved.

Voting Results

Resolution	For	Against	Abstain
Proposal No. 8	63,559,137	9,834	767

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd

Date: February 18, 2025	By:	/s/ Zhuoqin Huang
	Name:	Zhuoqin Huang
	Title:	Chief Executive Officer

3